Exhibit 99.2

GERDAU S.A.

Condensed consolidated unaudited
interim financial information
at June 30, 2005 and 2004 prepared
in accordance with generally accepted
accounting principles in United States (US GAAP)

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(in thousands of U.S. Dollars, except number of shares)

ASSETS

	June 30, (Unaudited)		December
	2005	2004	31, 2004

Current assets
Cash and cash equivalents	417,992	155,053	248,954
Restricted cash	6,679	3,027	6,063
Short-term investments	647,471	310,702	404,512
Trade accounts receivable, net	933,785	694,224	835,484
Inventories	1,664,416	905,347	1,594,118
Unrealized gains on derivatives	—	89	—
Deferred income taxes	9,765	40,534	82,829
Tax credits	88,657	47,088	75,908
Prepaid expenses	18,256	20,621	22,218
Other	74,759	51,826	52,941
Total current assets	3,861,780	2,228,511	3,323,027

Non-current assets
Property, plant and equipment, net	3,212,837	2,304,203	2,790,201
Deferred income taxes	144,598	228,125	153,430
Judicial deposits	53,742	95,350	42,554
Unrealized gains on derivatives	—	138	—
Equity investments	206,703	172,690	207,767
Investments at cost	6,553	6,348	6,640
Goodwill	142,788	130,931	141,463
Prepaid pension cost	62,994	42,106	53,276
Advance payment for acquisition of investment in Colombia	68,500	—	68,500
Other	101,990	89,462	65,391
Total assets	7,862,485	5,297,864	6,852,249

LIABILITIES

	June 30, (Unaudited)		December
	2005	2004	31, 2004
Current liabilities
Short-term debt and current portion of long-term debt	535,544	714,431	673,204
Trade accounts payable	686,491	464,468	627,897
Income taxes payable	54,898	71,706	80,445
Unrealized losses on derivatives	8,124	3,945	12,470
Deferred income taxes	15,042	13,177	14,496
Payroll and related liabilities	106,812	59,637	88,969
Dividends and interest on equity payable	4,777	62,929	3,609
Taxes payable, other than income taxes	75,112	40,190	56,699
Accrued acqusition costs	—	—	51,790
Other	89,077	75,182	102,726
Total current liabilities	1,575,877	1,505,665	1,712,305

Non-current liabilities
Long-term debt, less current portion	1,441,891	1,230,588	1,280,516
Debentures	415,289	152,320	344,743
Deferred income taxes	60,718	129,349	58,654
Accrued pension and other post-retirement benefits obligation	108,879	103,252	119,925
Provision for contingencies	103,820	137,133	87,718
Unrealized losses on derivatives	5,578	1,695	6,323
Other	63,295	74,091	77,509
Total non-current liabilities	2,199,470	1,828,428	1,975,388

Total liabilities	3,775,347	3,334,093	3,687,693

Commitments and contingencies

Minority interest	854,232	333,163	641,971

SHAREHOLDERS’ EQUITY

Preferred shares - no par value - 800,000,000 authorized shares and 290,657,361 shares issued at June 30, 2005 and 2004 and at December 31, 2004 after giving, at June 30, 2004 and December 31, 2004, retroactive effect to the stock bonus approved on March 31, 2005	1,456,479	1,016,846	1,016,846
Common shares - no par value - 400,000,000 authorized shares and 154,404,672 shares issued at June 30, 2005 and 2004 and at December 31, 2004 after giving, at June 30, 2004 and December 31, 2004, retroactive effect to the stock bonus approved on March 31, 2005	755,903	522,358	522,358
Additional paid-in capital	134,238	3,144	3,743
Treasury stock - 2,900,600 preferred shares at June 30, 2005 and 2,359,800 preferred shares at June 30, 2004 and December 31, 2004, respectively, after giving, at June 30, 2004 and December 31, 2004, retroactive effect to the stock bonus on March 31, 2005	(19,845)	(15,256)	(15,256)
Legal reserve	138,698	59,350	122,813
Retained earnings	1,235,000	922,896	1,509,847
Cumulative other comprehensive loss
• Foreign currency translation adjustment	(452,226)	(867,211)	(622,425)
• Additional minimum pension liability	(15,341)	(11,519)	(15,341)
Total shareholders’ equity	3,232,906	1,630,608	2,522,585

Total liabilities and shareholders’ equity	7,862,485	5,297,864	6,852,249

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME (unaudited)

(in thousands of U.S. Dollars, except number of shares and per share amounts)

	Three-month period ended June 30, (unaudited)		Six-month period ended June 30, (unaudited)
	2005	2004	2005	2004

Sales	2,470,684	1,880,942	4,923,903	3,461,969
Less: Federal and state excise taxes	(243,247)	(174,567)	(464,508)	(317,413)
Less: Discounts	(24,884)	(14,071)	(50,826)	(36,911)

Net sales	2,202,553	1,692,304	4,408,569	3,107,645
Cost of sales	(1,623,713)	(1,106,682)	(3,231,519)	(2,187,798)

Gross profit	578,840	585,622	1,177,050	919,847
Sales and marketing expenses	(49,499)	(37,600)	(92,842)	(70,436)
General and administrative expenses	(83,850)	(77,758)	(191,374)	(149,292)
Other operating income (expenses), net	769	(1,752)	23,465	(564)

Operating income	446,260	468,512	916,299	699,555
Financial expenses	(52,397)	(53,925)	(105,919)	(89,924)
Financial income	22,749	15,985	44,937	19,454
Foreign exchange gains and losses, net	104,650	(70,010)	95,265	(78,567)
Gains and losses on derivatives, net	(21,268)	55,349	(21,000)	37,733
Equity in earnings of unconsolidated companies, net	25,343	35,844	58,196	47,468

Income before taxes on income and minority interest	525,337	451,755	987,778	635,719

Provision for taxes on income
Current	(92,038)	(71,184)	(203,308)	(109,333)
Deferred	(57,228)	(46,865)	(88,222)	(58,552)
	(149,266)	(118,049)	(291,530)	(167,885)

Income before minority interest	376,071	333,706	696,248	467,834

Minority interest	(51,332)	(46,359)	(94,623)	(60,508)

Net income	324,739	287,347	601,625	407,326

Per share data (in US$)
Basic earnings per share
Preferred	0.73	0.65	1.36	0.92
Common	0.73	0.65	1.36	0.92

Diluted earnings per share
Preferred	0.73	0.65	1.35	0.92
Common	0.73	0.65	1.35	0.92

Number of weighted-average common shares outstanding after giving retroactive effect to stock bonus approved on March 31, 2005 - Basic and diluted	154,404,672	154,404,672	154,404,672	154,404,672

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus approved on on March 31, 20005 - Basic	288,240,541	288,297,561	288,277,197	288,560,232

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus approved on March 31, 2005
• Diluted	289,717,787	289,527,105	289,740,136	289,792,908